FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Enersis Announces Consent Solicitation for All Outstanding Yankee Notes

On Wednesday July 8, 2009, 7:00 am EST

SANTIAGO DE CHILE, ENERSIS S.A. (“Enersis,” or the “Company”) (NYSE: ENI), today announced that it has commenced a consent solicitation with respect to a proposed amendment to the Indenture dated as of November 1, 1996 governing its (a) 7.375% Notes due 2014, (b) 7.40% Notes due 2016, and (c) 6.60% Notes due 2026 ($601 million aggregate principal amount; CUSIP numbers 29274FAE4, 29274FAD6 (144 A), P37186AA4 (Reg.S), 29274FABO and 29274FAC8), (the "Notes"). The proposed amendments would amend Section 501 (4), the cross default clause, so that it would apply only to Enersis and its Subsidiaries organized under the laws of the Republic of Chile. The definition of “Significant Subsidiary” would be similarly amended so that it would be limited to only those Significant Subsidiaries (as defined) organized under the laws of the Republic of Chile. The concept of Significant Subsidiary is used in Sections 501 (5) and (6), the bankruptcy and insolvency proceedings clauses, of the Indenture.

The consent solicitation is subject to the terms and conditions set forth in the Company's Consent Solicitation Statement dated July 8, 2009, including the receipt of valid consents from the holders of not less than a majority in aggregate principal amount of the outstanding Notes, excluding Notes owned by the Company or any affiliate of the Company. The consent solicitation will expire at 5:00 p.m., New York City time, on July 24, 2009, unless earlier terminated or extended by Enersis (the "Consent Deadline"). Only a holder of Notes as of 5:00 p.m., New York City time, on July 7, 2009 will be eligible to approve the amendments and receive a consent payment for such approval.

Simultaneously with this consent solicitation, Empresa Nacional de Electricidad S.A. (“Endesa Chile”, NYSE:EOC), a Chilean subsidiary of Enersis, is separately seeking consents to amend substantively identical provisions of the Indenture dated as of January 1, 1997, in a similar manner to the proposed amendment mentioned above. The conditions for the success of the consent solicitation require that a majority of the Notes under both the Enersis and Endesa Chile Indentures approve the respective amendments. However, Enersis may elect to waive any condition to accepting consents or making payment of the Consent Fee in its sole discretion.

This press release does not set forth all of the terms and conditions of the consent solicitation. Holders of the Notes should carefully read the Company's Consent Solicitation Statement and the accompanying materials for a complete description of all terms and conditions before making any decision with respect to the consent solicitation. The Company does not make any recommendation as to whether or not any holder should consent to the proposed amendment.

Additional information concerning the terms and conditions of the consent solicitation, and the procedure for delivering consents, may be obtained from the Solicitation Agent, J.P. Morgan, by calling (866) 846-2874 or (212) 834-4374. Copies of the Consent Solicitation Statement and related documents may be obtained from the Information and Tabulation Agent, Global Bondholder Services Corporation, at 65 Broadway, Suite 723, New York, New York 10006, (866) 873-6300 or (212) 430-3774.

Enersis, one of the main publicly-owned multinational electric power companies in South America, currently holds direct and indirect participation in the electric power generation, transmission, and distribution businesses. Its operations are primarily in Chile, and to a lesser degree in four other South American countries, including Argentina, Brazil, Colombia, and Peru. As of December 31, 2008, Enersis’ generating companies have an installed capacity of 13,893 MW, and its distribution companies supply electricity to 12.4 million customers, or approximately 45 million inhabitants.

For more information about Enersis, please visit the Company's website at http://www.enersis.cl, or download the 2008 Form 20-F from the SEC’s website at http://www.sec.gov.

Statements in this release which are not historical facts are "forward looking" statements and "safe harbor statements" under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including risks and/or uncertainties as described in the Company's public filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: July 08, 2009